April 28, 2025

John Schlaefer
Chief Executive Officer
GCT Semiconductor Holding, Inc.
2290 North 1st Street, Suite 201
San Jose, CA 95131

       Re: GCT Semiconductor Holding, Inc.
           Registration Statement on Form S-3
           File No. 333-286713
           Filed April 23, 2025
Dear John Schlaefer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Angelini at 202-551-3047 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Albert Lung